Filed Pursuant to Rule 424(b)(3)

Registration No. 333-199392

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus dated October 28, 2014)

MYOS CORPORATION

This Prospectus Supplement No. 2 (this “Supplement”) supplements information contained in our prospectus dated October 28, 2014 (the “Prospectus”) and the first supplement to the Prospectus dated November 17, 2014 (the “First Supplement”). This Supplement relates to the issuance of 190,609 shares of our common stock, par value $0.001 per share, upon the exercise of certain outstanding Series D warrants as such warrants are further described in the Prospectus. The Series D warrants were issued on November 17, 2014 as part of a registered direct offering. As an inducement for the immediate cash exercise of the Series D warrants, we agreed to adjust the warrant exercise price of the Series D warrants from $9.37 per share to $5.25 per share. We further agreed to (a) reduce the exercise price of our outstanding Series C warrants from $12.00 per share to $9.00 per share and (b) reduce the exercise price of our outstanding Series E warrants, which are exercisable only if the Series D warrants are exercised, from $15.00 per share to $9.00 per share. In addition, the termination date of the Series D warrants was extended from May 18, 2015 to May 21, 2015.

Our common stock is listed on the NASDAQ Capital Market under the symbol “MYOS.” On May 15, 2015, the last reported sale price of our common stock on the NASDAQ Capital Market was $5.83 per share.

This Supplement is being filed to update and supplement the information in the Prospectus and the First Supplement with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2015 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Supplement.

This Supplement is incorporated by reference into, and should be read in conjunction with, the Prospectus and the First Supplement. This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus and the First Supplement, including any amendments or supplements thereto. Any statement contained in the Prospectus and the First Supplement shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus or the First Supplement except as modified or superseded by this Supplement.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 16 of the Prospectus and the documents incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement or the Prospectus and First Supplement is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 18, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 19, 2015 (May 18, 2015)

MYOS CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	000-53298	90-0772394
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

45 Horsehill Road, Suite 106 Cedar Knolls, New Jersey	07927
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (973) 509-0444

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry Into a Material Definitive Agreement.

On May 18, 2015, MYOS Corporation (the “Company”) entered into Warrant Exercise Agreements with certain holders of outstanding Series D warrants to purchase an aggregate of 190,609 shares of common stock in the Company (the “Agreements”). The Series D warrants were originally issued as part of an underwritten public offering by the Company that closed on November 21, 2014. Pursuant to the terms of the Agreements, the exercise price of the Series D warrants being exercised was reduced, immediately prior to their exercise, from $9.37 per share to $5.25 per share in exchange for the immediate cash exercise of such warrants. In addition, the Company agreed to (a) reduce the exercise price of its outstanding Series C warrants from $12.00 per share to $9.00 per share and (b) reduce the exercise price of its outstanding Series E warrants, which are exercisable only if the Series D warrants are exercised, from $15.00 per share to $9.00 per share.

The Company expects to receive aggregate gross proceeds of approximately $1.0 million from the cash exercises of the Series D warrants pursuant to the Agreements. In connection with the Agreements, the Company has agreed to pay Chardan Capital Markets, LLC (“Chardan”) a cash fee equal to seven percent of the aggregate gross proceeds raised from the cash exercises of the Series D warrants (provided, however, that Chardan will receive a cash fee equal to 3.5% of the aggregate gross proceeds from holders of the Series D warrants who were introduced to the Company by Brean Capital, LLC).

In addition, the board of directors of the Company approved the extension of the termination date of the Company’s outstanding Series D warrants from May 18, 2015 to May 21, 2015. Any and all Series D warrants properly exercised at $5.25 per share, in accordance with the terms of the Series D warrants, by May 21, 2015, will be accepted by the Company. Except for the changes set forth above, the terms of the Company’s outstanding warrants remain unchanged.

The foregoing description of the Agreements is qualified in its entirety by reference to the complete text of such agreement filed hereto as Exhibit 4.1.

Item 3.03 Material Modifications to Rights of Security Holders.

The information set forth under Item 1.01 above is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
4.1	Form of Warrant Exercise Agreement

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MYOS CORPORATION

Dated: May 19, 2015	/s/ Joseph C. DosSantos
Name: Joseph C. DosSantos
Title: Chief Financial Officer

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